UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02046760

NO ACT
P.E 7-26-02
1-14287

July 19, 2002

Timothy B. Hansen
Vice President, Deputy General Counsel
and Secretary
USEC Inc.
6903 Rockledge Drive
Bethesda, MD 20817-1818

Act 1934
Section
Rule 14A-8
Public Availability 7/19/2002

Re: USEC Inc.
Incoming letter dated June 20, 2002

Dear Mr. Hansen:

This is in response to your letters dated June 20, 2002 and July 16, 2002 concerning a shareholder proposal submitted to USEC by Dr. Mark Latham. We also have received a letter from the proponent dated July 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JUL 24 2002
P THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Mark Latham
268 Bush Street # 3934
San Francisco, CA 94104

CRGA

USEC
A Global Energy Company

**Timothy B. Hansen**
*Vice President, Deputy General Counsel and Secretary*



Securities Exchange Act of 1934,
Rules 14a-8(b) and 14a-8(f)

June 20, 2002



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: USEC Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

USEC Inc., a Delaware corporation (the "Company"), has received a shareholder proposal (the "Proposal") submitted by Mark Latham (the "Proponent") for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reason stated below, the Proposal may properly be omitted from the Proxy Materials.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of each of the following: (i) this letter; (ii) a letter dated May 15, 2002 from the Proponent to the Company, with the Proposal and certain brokerage statements attached thereto; (iii) a letter dated May 28, 2002 from Michelle Rhodd, Assistant Secretary of the Company, to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rule 14a-8(b); and (iv) a letter dated June 3, 2002 from the Proponent to Ms. Rhodd (the "Proponent's Letter"), purportedly in response to the Rule 14a-8(f) Letter. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

The Proposal may properly be omitted from the Proxy Materials because the Proponent has not complied with certain requirements set forth in Rule 14a-8(b) and Rule 14a-8(f).

Rule 14a-8(b)(1) requires, among other things, that in order to be eligible to submit the Proposal the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. The Proposal was submitted to the Company by letter dated May 15, 2002. Accordingly, the one-year period referred to in Rule 14a-8(b) is the period from May 15, 2001 through May 15, 2002.

In accordance with Rule 14a-8(f), on May 28, 2002, the Company sent to the Proponent, by facsimile transmission and Federal Express, the Rule 14a-8(f) Letter notifying the Proponent that the Proposal did not comply with certain provisions of Rule 14a-8(b). Specifically, the Rule 14a-8(f) Letter notified the Proponent that since he was not a record holder of the Company's stock, he is required pursuant to Rule 14a-8(b)(2)(i) to submit a written statement from the record owner of the shares he beneficially owns verifying his continuous ownership of the Company's shares during the one-year period prior to the date on which he submitted the Proposal. The Rule 14a-8(f) Letter further informed the Proponent that his submission of brokerage statements showing ownership of shares of the Company's stock as of particular dates does not satisfy the one-year continuous ownership requirement of Rule 14a-8(b).

The Rule 14a-8(f) Letter requested that the Proponent furnish the Company within 14 calendar days of his receipt of such letter, the written statement from the record holder of his shares verifying his continuous ownership for the applicable one-year period. Since the Rule 14a-8(f) Letter was received by the Proponent on May 28, 2002, Rule 14a-8(f) permitted him to furnish such information on or before June 11, 2002.

The Proponent responded to the Rule 14a-8(f) Letter by mailing the Proponent's Letter to the Company, which was received by the Company on June 5, 2002. Enclosed with the Proponent's Letter were letters from Datek Online Financial Services LLC dated May 15, 2002 (the "Datek Letter") and TD Waterhouse Investor Services, Inc. dated June 3, 2002 (the "TDW Letter").

The TDW Letter verifies the Proponent's continuous ownership of the Company's shares from August 17, 2001 through June 3, 2002. However, there is <u>no</u> verification in either the Datek Letter or the TDW Letter of the Proponent's continuous ownership during the first three months of the applicable one-year period, that is, from May 15, 2001 through August 17, 2001.

Accordingly, Proponent has not complied with Rule 14a-8(b) because Proponent has not provided verification from one or more record holders that the Proponent owned such shares <u>continuously</u> during the one-year period from May 15, 2001 through May 15, 2002.

As discussed in Section C.1.c.(2) of the Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14"), monthly, quarterly or other periodic investment statements as to stock ownership are not sufficient to demonstrate continuous ownership of securities since "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (emphasis in original). The Proponent has failed to comply with this explicit requirement, as he has not furnished any such affirmative written statement for the period from May 15, 2001 through August 17, 2001.

The Company may exclude the Proposal pursuant to Rule 14a-8(f) for failure by the Proponent to comply with Rule 14a-8(b). See, Staff Legal Bulletin No. 14, Section C.1.c. See also, Avaya Inc. (December 4, 2001) (proper to omit proposal because the proponent "appears to have failed to supply, within 14 days of receipt of Avaya's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)."); The McGraw-Hill Companies, Inc. (November 26, 2001) (proper to omit proposal because the proponent "appears not to have responded to McGraw-Hill's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)."); and Anthracite Capital, Inc. (March 29, 2002) (proper to omit proposal because the proponent "appears to have failed to supply, within 14 days of receipt of Anthracite's request, documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b).")

For the reason stated above, the Company believes the Proposal may properly be omitted from its Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f).

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (301) 564-3327.

Very truly yours,

Timothy Hansen

Timothy B. Hansen
Vice President, Deputy General Counsel
and Secretary

cc: Dr. Mark Latham

**Mark Latham, Ph.D.**
**The Corporate Monitoring Project**
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be travelling.
Voice: (415) 680-1521
Web: www.corpmon.com
Postal: 268 Bush Street #3934, San Francisco, CA 94104, USA

RECEIVED
2002 JUN 21 AM 9:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 15, 2002

Company Secretary
USEC, Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
Phone: (301) 564-3200
By Fedex

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the Company's year-2002 proxy statement. As confirmed in the attached copies of my brokerage account statements, I have owned at least $2000 worth of USEC stock for at least one year. I intend to maintain such ownership through the date of the year-2002 annual shareowners' meeting. Details of all my USEC stock purchases and sales since May 8, 2001 are below.

| Date | Broker (Acct #) | Shares Bought (Sold) On Date | Aggregate Share Position At Close of Date |
|---|---|---|---|
| 5/9/2001 | Datek (793-4219) | 900 | 900 |
| 6/28/2001 | Datek (793-4219) | 1500 | 2400 |
| 8/14/2001 | TDWaterhouse (420-92515) | 1300 | 3700 |
| 9/21/2001 | Datek (793-4219) | (2400) | 1300 |
| 2/21/2002 | Datek (619-0422) | 2000 | 3300 |
| 3/6/2002 | Datek (619-0422) | 1500 | 4800 |
| 3/20/2002 | Ameritrade (772455413) | 1800 | 6600 |
| 4/30/2002 | Datek (793-4219) | 1400 | 8000 |
| 4/30/2002 | Ameritrade (772455413) | 1200 | 9200 |

I have made no USEC purchases or sales since 4/30/2002. Thus my minimum holding in the last 12 months was 900 shares, worth well over $2000 since 5/9/2001.

For timely receipt because I may be travelling, please contact me by fax or email with any correspondence regarding this proposal. Thank you.

Sincerely,

Mark Latham

## PROXY ADVISOR PROPOSAL

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS shareowners have a common interest in obtaining sound independent advice, but often insufficient private interest to justify paying for it individually (the "free-rider" problem);

THEREFORE BE IT RESOLVED that USEC shareowners request the Board of Directors to hire a proxy advisory firm for one year, to be chosen by shareowner vote. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the vote at the year-2003 shareowner meeting, with the following features:

- To insulate advisor selection from influence by Company management, any proxy advisory firm could put itself on the ballot by paying an entry fee, declaring the price (no more than $8000) for advisory services for the coming year, and providing the address of a website describing their proposed services and qualifications.
- The winning candidate would be paid its declared price by the Company, and make advice freely available to all Company shareowners for the subsequent year, on all matters put to shareowner vote except director elections. This advice could relate to such matters as mergers, stock option plans, and shareowner proposals. (Advice on director elections is excluded to satisfy SEC rule 14a-8(i)(8).)
- Performance of the advisory firm would not be policed by Company management, but rather by gain or loss of the advisor's reputation and future business.
- Brief summary advice could be included in the Company proxy, with references to a website and/or a toll-free phone number for more detail.
- The decision of whether to hire proxy advisory firms in later years would be left open.

Supporting Statement:

The proxy advisor would be paid with Company funds to give shareowners an independent professional opinion. Independence would be further enhanced by having shareowners choose the proxy advisor. This could also increase competition in the proxy advisory business, because new entrants could earn fees on a company-by-company basis, without covering thousands of companies.

From the *Wall Street Journal* (July 26, 2001) article entitled "After This Deal, Is Anyone Left to Give Advice?": '...Proxy Monitor Inc. has agreed to buy Institutional Shareholder Services... A monopoly of shareholder advice doesn't sit well with some. "It's like going to a doctor and then wanting to get a second opinion, but there is no second opinion. It's a very serious matter," said Mark Schwarz, an activist shareholder and founder of hedge fund Newcastle Partners LP. ... [ISS] analyzes proxies and issues voting recommendations for more than 9,000 U.S. and 10,000 non-U.S. shareholder meetings each year.'

The conflicts of interest among managers, directors and shareowners are described in Robert Monks and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

Articles discussing the company-pay system for proxy advice are on the Corporate Monitoring website at www.corpmon.com/publications.htm.

DATEK ONLINE FINANCIAL SERVICES LLC

70 HUDSON STREET
JERSEY CITY, NJ 07302
MEMBER NASD/SIPC

**MONTHLY STATEMENT**
For the Period 03/31/2001 - 05/25/2001
1(800) U2-DATEK
www.datek.com

PLEASE SAVE FOR YOUR RECORDS

Mark Latham
10 Miller Place #1701
San Francisco, CA 94108

**UserName:** LATHA39542
**Account Number:** 793-4219
**Account Type:** Roth Conversion IRA
**Account Title:** Mark Latham

Account Summary

| | |
|---|---|
| Trade Date Cash Balance | $6,316.15 |
| Settle Date Cash Balance | $6,316.15 |
| Long Position Value | $111,661.00 |
| Short Position Value | $0.00 |
| **Total Account Value** | **$117,977.15** |

Year to Date

| | |
|---|---|
| Credit Interest | $338.53 |
| Debit Interest (Margin) | $0.00 |
| Dividends | $216.75 |

Portfolio Summary as of closing 05/25/2001

| Type | Quantity | Symbol | Security Description | Market Price/Share | Market Value | Cusip |
|---|---|---|---|---|---|---|
| 1 | 700.0000 | ABF | AIRBORNE INC | $10.950000 | $7,665.00 | 009269101 |
| 1 | 3400.0000 | AMES | AMES DEPT STORES INC COM NEW | $2.880000 | $9,792.00 | 030789507 |
| 1 | 4000.0000 | CDO | COMDISCO INC COM | $2.250000 | $9,000.00 | 200336105 |
| 1 | 2000.0000 | CMIN | COMMONWEALTH INDS INC DEL COM | $5.200000 | $10,400.00 | 203004106 |
| 1 | 1500.0000 | FRDM | FRIEDMANS INC CL A | $10.520000 | $15,780.00 | 358438109 |
| 1 | 3900.0000 | HBI | HOMEBASE INC COM | $2.680000 | $10,452.00 | 43738E108 |
| 1 | 2000.0000 | LTC | LTC PPTYS INC COM | $4.290000 | $8,580.00 | 502175102 |
| 1 | 2500.0000 | TEN | TENNECO AUTOMOTIVE INC COM | $3.210000 | $8,025.00 | 880349105 |
| 1 | 200.0000 | UAL | UAL CORP COM PAR $0.01 | $38.390000 | $7,678.00 | 902549500 |
| 1 | 1000.0000 | UFI | UNIFI INC COM | $8.330000 | $8,330.00 | 904677101 |
| 1 | 900.0000 | USU | USEC INC COM | $10.150000 | $9,135.00 | 90333E108 |
| 1 | 400.0000 | VC | VISTEON CORP | $17.060000 | $6,824.00 | 92839U107 |

Transaction History

| Trade Date | Settle Date | Transaction Description | Market Price/Share | Debit | Credit |
|---|---|---|---|---|---|
| | | CASH ACCOUNT - TYPE 1 | | | |
| 03/31/2001 | 03/31/2001 | OPENING BALANCE | $0.000000 | $0.00 | $0.00 |
| 03/30/2001 | 04/04/2001 | BUY 3400 AMES DEPT STORES INC COM NEW | $2.187500 | $7,447.49 | $0.00 |
| 03/30/2001 | 04/04/2001 | BUY 200 UAL CORP COM PAR $0.01 | $33.000000 | $6,609.99 | $0.00 |
| 04/16/2001 | 04/16/2001 | RECEIVED DIVIDEND 358438109 FRDM 1500 X.0175 | $0.000000 | $0.00 | $26.25 |
| 04/16/2001 | 04/16/2001 | INTEREST CREDIT (03/16/01 - 04/15/01) | $0.000000 | $0.00 | $198.86 |
| 05/01/2001 | 05/01/2001 | RECEIVED DIVIDEND 902549500 UAL 200 X.3125 | $0.000000 | $0.00 | $62.50 |
| 04/30/2001 | 05/03/2001 | BUY 600 HOMEBASE INC COM | $1.310000 | $787.49 | $0.00 |
| 04/30/2001 | 05/03/2001 | BUY 1000 UNIFI INC COM | $5.700000 | $5,709.99 | $0.00 |

| | | | | | |
|---|---|---|---|---|---|
| 04/30/2001 | 05/03/2001 | BUY 400 VISTEON CORP | $16.500000 | $6,609.99 | $0.00 |
| 04/30/2001 | 05/03/2001 | BUY 200 AIRBORNE INC | $9.280000 | $1,858.85 | $0.00 |
| 04/30/2001 | 05/03/2001 | BUY 500 AIRBORNE INC | $9.280000 | $4,647.13 | $0.00 |
| 04/30/2001 | 05/03/2001 | BUY 300 HOMEBASE INC COM | $1.310000 | $393.74 | $0.00 |
| 05/09/2001 | 05/14/2001 | BUY 900 USEC INC COM | $9.230000 | $8,316.99 | $0.00 |
| 05/14/2001 | 05/14/2001 | RECEIVED DIVIDEND 203004106 CMIN 2000 X.05 | $0.000000 | $0.00 | $100.00 |
| 05/16/2001 | 05/16/2001 | INTEREST CREDIT (04/16/01 - 05/15/01) | $0.000000 | $0.00 | $106.80 |
| 05/22/2001 | 05/22/2001 | RECEIVED DIVIDEND 009269101 ABF 700 X.04 | $0.000000 | $0.00 | $28.00 |
| 05/21/2001 | 05/24/2001 | BUY 4000 COMDISCO INC COM | $2.270000 | $9,080.00 | $0.00 |
| 05/21/2001 | 05/24/2001 | BUY 2000 LTC PPTYS INC COM | $4.110000 | $8,220.00 | $0.00 |
| 05/25/2001 | 05/25/2001 | CLOSING BALANCE | $0.000000 | $0.00 | $6,316.15 |

See Terms and Conditions for more information and an explanation of coded symbols relating to transactions.

---



Clearing through iClearing LLC. member NASD/SPIC
70 Hudson Street, Jersey City, New Jersey 07302

END OF MONTHLY STATEMENT DOCUMENT

**Transaction Report** Help

Friday, May 10, 2002
21:38:41

UserName: **LATHA39542**

Start: May 9 2001 End: May 8 2002 Type: All Transactions Symbol (optional): USU

Get Report

**Transaction Summary:** **Date:** May 9, 2001 to May 8, 2002 **Type:** All Transactions **Symbol:** USU

| Date | Description | Symbol | Sell Quantity | Sell Price | Buy Quantity | Buy Price | Net Change |
|---|---|---|---|---|---|---|---|
| 05/09/2001 | Bought | USU | | | 900 | 9.23 | $8,316.99 |
| 06/15/2001 | Cash Dividend | USU | | | 0 | | $123.75 |
| 06/28/2001 | Bought | USU | | | 1500 | 7.71 | $11,565.00 |
| 09/17/2001 | Cash Dividend | USU | | | 0 | | $330.00 |
| 09/21/2001 | Sold | USU | 2400 | 6.50 | | | $15,589.49 |
| 04/30/2002 | Bought | USU | | | 400 | 6.70 | $2,682.85 |
| 04/30/2002 | Bought | USU | | | 1000 | 6.70 | $6,707.13 |

important legal information

PAYER'S Name, Street, City, State, Zip Code, and Telephone Number
NATL INVESTOR SERVICES CORP.
55 WATER STREET
NEW YORK, N.Y. 10041

TELEPHONE NUMBER: (800) 934-4448

**YEAR END SUMMARY STATEMENT**

Page 1

TD WATERHOUSE
Investor Services, Inc
Member New York Stock Exchange • SIPC

RECIPIENT'S Name, Street Address, City, State, and Zip Code
MARK LATHAM
IRA
TD WATERHOUSE BANK CUSTODIAN
268 BUSH ST #3934
SAN FRANCISCO CA 94104-3503

ORIGINAL 12/31/01 ☐ 2nd B Notice

| PAYER'S FED ID NUMBER | ACCOUNT NUMBER | ACCOUNT EXECUTIVE | RECIPIENT'S FED ID NUMBER |
|---|---|---|---|
| 13-3842038 | 420-92515 | XXX | 023-60-3894 |

| DATE | DESCRIPTION | DISTRIBUTION | AMOUNT | COMMENTS |
|---|---|---|---|---|
| | **DIVIDENDS** | | | |
| 12/03 | CLEVELAND CLIFFS INC | DIVIDEND | 50.00 | |
| 09/17 | USEC INC | DIVIDEND | 178.75 | |
| 12/17 | USEC INC | DIVIDEND | 178.75 | |
| 12/03 | VISTEON CORP | DIVIDEND | 36.00 | |
| | **TOTAL DIVIDENDS** | | | |
| | TAXABLE DIVIDENDS | | 443.50 | |
| | **INTEREST DETAILS** | **NON-GOVERNMENT INTEREST** | | |
| 07/31 | TD WATERHOUSE BANK MONEY | INTEREST | 192.36 | |
| 08/31 | TD WATERHOUSE BANK MONEY | INTEREST | 158.62 | |
| 09/28 | TD WATERHOUSE BANK MONEY | INTEREST | 33.45 | |
| 10/31 | TD WATERHOUSE BANK MONEY | INTEREST | 44.10 | |
| 11/30 | TD WATERHOUSE BANK MONEY | INTEREST | 31.01 | |
| 12/31 | TD WATERHOUSE BANK MONEY | INTEREST | 27.93 | |
| | **TOTAL NON GOVERNMENT INTEREST** | | | |
| | NON GOVERNMENT INTEREST | | 487.47 | |

| DATE | DESCRIPTION | TRANSACTION | PRICE | QUANTITY | AMOUNT | COMME |
|---|---|---|---|---|---|---|
| | **INVESTMENT ACTIVITY DETAILS** | | | | | |
| 08/13 | ANC RENTAL CORP | BOUGHT | 3.25 | 2,500 | 8,142.95 | |
| 08/14 | ANC RENTAL CORP | BOUGHT | 3.56 | 2,500 | 8,917.95 | |
| 08/14 | CLEVELAND CLIFFS INC | BOUGHT | 16.6 | 600 | 9,977.95 | |
| 08/20 | CLEVELAND CLIFFS INC | BOUGHT | 16.87 | 600 | 10,139.95 | |
| 09/25 | CLEVELAND CLIFFS INC | SOLD | 14.13 | 700 | 9,875.72 | |

| | | | | | |
|---|---|---|---|---|---|
| 09/05 | DAVE & BUSTERS INC | BOUGHT | 7.43 | 1,200 | 8,930.95 |
| 12/28 | FRIEDMANS INC-CL A | BOUGHT | 8.97 | 1,000 | 8,987.95 |
| 08/07 | OMEGA HEALTHCARE INVESTORS INC | BOUGHT | 3.1 | 2,500 | 7,765.00 |
| 12/28 | SHOPKO STORES INC | BOUGHT | 10.45 | 1,000 | 10,467.95 |
| 08/07 | USG CORP NEW | BOUGHT | 5.21 | 2,000 | 10,435.00 |
| 09/21 | USG CORP NEW | SOLD | 4.09 | 2,000 | 8,164.77 |
| 08/14 | USEC INC | BOUGHT | 7.65 | 1,300 | 9,962.95 |
| 08/20 | VISTEON CORP | BOUGHT | 16.86 | 600 | 10,133.95 |
| 12/28 | VISTEON CORP | BOUGHT | 15 | 800 | 12,017.95 |

**END OF YEAR END SUMMARY STATEMENT**

THIS STATEMENT IS NOT A SUBSTITUTE FOR FORM 1099 AND IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY portfolio value summary | portfolio positions long | income and expense summary | monthly activity summary | securities purchased and sold | dividend and interest activity | money market activity | chronological recap of above monthly activity | important legal information

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

# ACCOUNT STATEMENT

| ACCOUNT NO. | LAST STATEMENT | PERIOD ENDING |
|---|---|---|
| 420-92515-1-3 | 12/31/2001 | 01/31/2002 |

MARK LATHAM
IRA
TD WATERHOUSE BANK CUSTODIAN
268 BUSH ST #3934
SAN FRANCISCO CA 94104-3503

BRANCH INFORMATION

400 MONTGOMERY STREET
SUITE 100
SAN FRANCISCO, CA 94104

CUSTOMER SERVICE: (800) 934-4448

## PORTFOLIO VALUE SUMMARY

Top

| ASSET ALLOCATION | | THIS PERIOD | % | LAST PERIOD | % |
|---|---|---|---|---|---|
| | MONEY MARKET ACCT - FDIC | $1,290.60 | 1.6 | $ 32,761.98 | 39.4 |
| | MONEY MARKET FUND | | | | |
| | STOCKS | 79,069.00 | 98.4 | 50,468.00 | 60.6 |
| | FIXED INCOME | | | | |
| | OPTIONS | | | | |
| | MUTUAL FUNDS | | | | |
| | UNIT INVESTMENT TRUSTS | | | | |
| | TOTAL PORTFOLIO VALUE | $80,359.60 | 100.0 | $83,229.98 | 100.0 |

## PORTFOLIO POSITIONS LONG

Top

| ACCT | QUANTITY | DESCRIPTION | SYMBOL | MARKET PRICE | MARKET VALUE | PORT PCT | DIV OR INT % | EST. ANNUAL INCOME |
|---|---|---|---|---|---|---|---|---|
| | | **CASH & CASH EQUIVALENTS** | | | | | | |
| CASH | 1,290.60 | TD WATERHOUSE BANK MONEY MARKET ACCOUNT | | 1.000 | 1,290.60 | 1.6 | 0.70 | 9 |
| | | **STOCKS** | | | | | | |
| CASH | 5,000 | ANC RENTAL CORP | ANCXQ | 0.080 | 400.00 | 0.5 | | |
| CASH | 500 | CLEVELAND CLIFFS INC | CLF | 17.400 | 8,700.00 | 10.8 | 0.40 | 200 |
| CASH | 1,200 | DAVE & BUSTERS INC | DAB | 8.150 | 9,780.00 | 12.2 | | |
| CASH | 1,000 | FRIEDMANS INC-CL A | FRDM | 9.700 | 9,700.00 | 12.1 | 0.07 | 70 |
| CASH | 2,500 | OMEGA HEALTHCARE INVESTORS INC | OHI | 4.410 | 11,025.00 | 13.7 | | |
| CASH | 1,162 | RTS OMEGA HEALTHCARE INVESTORS EXP 02/14/2002 | | NP | | 0.0 | | |
| CASH | 1,000 | SHOPKO STORES INC | SKO | 12.160 | 12,160.00 | 15.1 | | |
| CASH | 1,300 | USEC INC | USU | 6.680 | 8,684.00 | 10.8 | 0.55 | 715 |
| CASH | 1,400 | VISTEON CORP | VC | 13.300 | 18,620.00 | 23.2 | 0.24 | 336 |
| | | **TOTAL - STOCKS** | | | 79,069.00 | 98.4 | | 1,321 |
| | | **TOTAL ACCOUNT** | | | 80,359.60 | 100.0 | | 1,330 |

## INCOME AND EXPENSE SUMMARY

Top

| | This Period | Year-To-Date | | This Period | Year-To-Date |
|---|---|---|---|---|---|
| MONEY MARKET INTEREST | $2.47 | $2.47 | MARGIN INTEREST PAID | | |
| DIVIDENDS | | | DIVIDENDS CHARGED | | |
| NON-TAXABLE DIVIDENDS | | | ACCRUED INT ON PURCHASES | | |
| BOND INTEREST | | | | | |

## MONTHLY ACTIVITY - INFORMATION TO BALANCE YOUR ACCOUNT

### MONTHLY ACTIVITY SUMMARY

Top

| DEBITS | | CREDITS | |
|---|---|---|---|
| SECURITIES PURCHASED | $ 31,473.85 | SECURITIES SOLD | $ 0.00 |
| DIVIDEND/INTEREST CHARGED | 0.00 | DIVIDEND/INTEREST INCOME | 2.47 |
| MONEY MARKET DEPOSITS | 2.47 | MONEY MARKET WITHDRAWALS | 31,473.85 |
| **TOTAL DEBITS** | $31,476.32 | **TOTAL CREDITS** | $31,476.32 |

**OPENING BALANCE $0.00 + NET ACTIVITY $0.00 = CLOSING BALANCE BROKERAGE ACCOUNT $0.00**

## MONTHLY ACTIVITY BY ABOVE CATEGORY

### SECURITIES PURCHASED AND SOLD

Top

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT |
|---|---|---|---|---|---|---|---|
| CASH | 01/03 | BOUGHT | FRIEDMANS INC-CL A | 1,000 | 8.9700 | 8,987.95 | |
| CASH | 01/03 | BOUGHT | SHOPKO STORES INC | 1,000 | 10.4500 | 10,467.95 | |
| CASH | 01/03 | BOUGHT | VISTEON CORP | 800 | 15.0000 | 12,017.95 | |
| CASH | 01/31 | BOUGHT | RTS OMEGA HEALTHCARE INVESTORS SPINOFF ON 2500 SHS OMEGA HEALTHCARE INVESTORS INC REC 01/22/02 PAY 01/23/02 AS OF 01/30/02 | 1,162 | | | |
| | | | **TOTAL** | | | 31,473.85 | |

### DIVIDEND AND INTEREST ACTIVITY

Top

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | DEBIT | CREDIT |
|---|---|---|---|---|---|---|
| CASH | 01/31 | INTEREST | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST | | | 2.47 |
| | | | **TOTAL** | | | 2.47 |

### MONEY MARKET ACTIVITY

Top

| DATE | ENTRY | DESCRIPTION | AMOUNT | BALANCE |
|---|---|---|---|---|
| | | **OPENING BALANCE MONEY MARKET ACCT - FDIC** | | 32,761.98 |
| 01/03 | WITHDRAWAL | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS REDEEMED | ( 31,473.85) | 1,288.13 |
| 01/31 | REINVEST | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST REINVESTED | 2.47 | 1,290.60 |
| | | **CLOSING BALANCE MONEY MARKET ACCT - FDIC** | | 1,290.60 |

### CHRONOLOGICAL RECAP OF ABOVE MONTHLY ACTIVITY

Top

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT | BALANCE |
|---|---|---|---|---|---|---|---|---|
| | | | **OPENING BALANCE** | | | | | 0.00 |
| CASH | 01/03 | WDRL | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS REDEEMED | ( 31,473.85) | | | 31,473.85 | 31,473.85 |
| CASH | 01/03 | BGHT | FRIEDMANS INC-CL A | 1,000 | 8.9700 | 8,987.95 | | 22,485.90 |
| CASH | 01/03 | BGHT | SHOPKO STORES INC | 1,000 | 10.4500 | 10,467.95 | | 12,017.95 |
| CASH | 01/03 | BGHT | VISTEON CORP | 800 | 15.0000 | 12,017.95 | | 0.00 |
| CASH | 01/31 | REIN | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST REINVESTED | 2.47 | | 2.47 | | ( 2.47) |
| CASH | 01/31 | BGHT | RTS OMEGA HEALTHCARE INVESTORS SPINOFF ON 2500 SHS OMEGA HEALTHCARE INVESTORS INC REC 01/22/02 PAY 01/23/02 AS OF 01/30/02 | 1,162 | | | | ( 2.47) |
| CASH | 01/31 | INT | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST | | | | 2.47 | 0.00 |
| | | | **TOTAL DEBITS AND CREDITS** | | | 31,476.32 | 31,476.32 | |

portfolio value summary | portfolio positions long | income and expense summary | monthly activity summary | securities purchased and sold | dividend and interest activity | money market activity | other debit and credit activity | chronological recap of above monthly activity | important legal information

**TD WATERHOUSE**

**TD Waterhouse Investor Services, Inc.**
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

# ACCOUNT STATEMENT

| ACCOUNT NO. | LAST STATEMENT | PERIOD ENDING |
|---|---|---|
| **420-92515-1-3** | **01/31/2002** | **02/28/2002** |

MARK LATHAM
IRA
TD WATERHOUSE BANK CUSTODIAN
268 BUSH ST #3934
SAN FRANCISCO CA 94104-3503

BRANCH INFORMATION

400 MONTGOMERY STREET
SUITE 100
SAN FRANCISCO, CA 94104

CUSTOMER SERVICE: (800) 934-4448

Top

## PORTFOLIO VALUE SUMMARY

**ASSET ALLOCATION**

| | THIS PERIOD | % | LAST PERIOD | % |
|---|---|---|---|---|
| MONEY MARKET ACCT - FDIC | $14,602.74 | 17.6 | $ 1,290.60 | 1.6 |
| MONEY MARKET FUND | | | | |
| STOCKS | 68,501.00 | 82.4 | 79,069.00 | 98.4 |
| FIXED INCOME | | | | |
| OPTIONS | | | | |
| MUTUAL FUNDS | | | | |
| UNIT INVESTMENT TRUSTS | | | | |
| TOTAL PORTFOLIO VALUE | $83,103.74 | 100.0 | $80,359.60 | 100.0 |

Top

## PORTFOLIO POSITIONS LONG

| ACCT | QUANTITY | DESCRIPTION | SYMBOL | MARKET PRICE | MARKET VALUE | PORT PCT | DIV OR INT % | EST. ANNUAL INCOME |
|---|---|---|---|---|---|---|---|---|
| | | **CASH & CASH EQUIVALENTS** | | | | | | |
| CASH | 14,602.74 | TD WATERHOUSE BANK MONEY MARKET ACCOUNT | | 1.000 | 14,602.74 | 17.6 | 0.70 | 102 |
| | | **STOCKS** | | | | | | |
| CASH | 5,000 | ANC RENTAL CORP | ANCXQ | 0.080 | 400.00 | 0.5 | | |
| CASH | 500 | CLEVELAND CLIFFS INC | CLF | 16.730 | 8,365.00 | 10.1 | 0.40 | 200 |
| CASH | 1,200 | DAVE & BUSTERS INC | DAB | 9.000 | 10,800.00 | 13.0 | | |
| CASH | 1,000 | FRIEDMANS INC-CL A | FRDM | 9.890 | 9,890.00 | 11.9 | 0.07 | 70 |
| CASH | 2,500 | OMEGA HEALTHCARE INVESTORS INC | OHI | 4.100 | 10,250.00 | 12.3 | | |
| CASH | 1,300 | USEC INC | USU | 6.880 | 8,944.00 | 10.8 | 0.55 | 715 |
| CASH | 1,400 | VISTEON CORP | VC | 14.180 | 19,852.00 | 23.8 | 0.24 | 336 |
| | | **TOTAL - STOCKS** | | | 68,501.00 | 82.4 | | 1,321 |
| | | **TOTAL ACCOUNT** | | | 83,103.74 | 100.0 | | 1,423 |

Top

## INCOME AND EXPENSE SUMMARY

| | This Period | Year-To-Date |
|---|---|---|
| MONEY MARKET INTEREST | $2.30 | $4.77 |
| DIVIDENDS | | |
| NON-TAXABLE DIVIDENDS | | |
| BOND INTEREST | | |

| | This Period | Year-To-Date |
|---|---|---|
| MARGIN INTEREST PAID | | |
| DIVIDENDS CHARGED | | |
| ACCRUED INT ON PURCHASES | | |

## MONTHLY ACTIVITY - INFORMATION TO BALANCE YOUR ACCOUNT

Top

## MONTHLY ACTIVITY SUMMARY

| DEBITS | | CREDITS | |
|---|---|---|---|
| SECURITIES PURCHASED | $ 0.00 | SECURITIES SOLD | $ 13,309.84 |
| DIVIDEND/INTEREST CHARGED | 0.00 | DIVIDEND/INTEREST INCOME | 2.30 |
| MONEY MARKET DEPOSITS | 13,312.14 | MONEY MARKET WITHDRAWALS | 0.00 |
| **TOTAL DEBITS** | $13,312.14 | **TOTAL CREDITS** | $13,312.14 |

**OPENING BALANCE $0.00 + NET ACTIVITY $0.00 = CLOSING BALANCE BROKERAGE ACCOUNT $0.00**

## MONTHLY ACTIVITY BY ABOVE CATEGORY

Top

### SECURITIES PURCHASED AND SOLD

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT |
|---|---|---|---|---|---|---|---|
| CASH | 02/20 | SOLD | SHOPKO STORES INC<br>PART OF 1000 SHR | ( 500) | 13.3000 | | 6,642.45 |
| CASH | 02/20 | SOLD | SHOPKO STORES INC<br>PART OF 1000 SHR | ( 500) | 13.3500 | | 6,667.39 |
| | | | **TOTAL** | | | | 13,309.84 |

Top

### DIVIDEND AND INTEREST ACTIVITY

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | DEBIT | CREDIT |
|---|---|---|---|---|---|---|
| CASH | 02/28 | INTEREST | TD WATERHOUSE BANK MONEY<br>MARKET ACCOUNT<br>MONTHLY INTEREST | | | 2.30 |
| | | | **TOTAL** | | | 2.30 |

Top

### MONEY MARKET ACTIVITY

| DATE | ENTRY | DESCRIPTION | AMOUNT | BALANCE |
|---|---|---|---|---|
| | | **OPENING BALANCE MONEY MARKET ACCT - FDIC** | | 1,290.60 |
| 02/20 | DEPOSIT | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>FUNDS PURCHASED | 13,309.84 | 14,600.44 |
| 02/28 | REINVEST | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>MONTHLY INTEREST REINVESTED | 2.30 | 14,602.74 |
| | | **CLOSING BALANCE MONEY MARKET ACCT - FDIC** | | 14,602.74 |

Top

### OTHER DEBIT AND CREDIT ACTIVITY

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | DEBIT | CREDIT |
|---|---|---|---|---|---|---|
| CASH | 02/26 | EXERCISE | RTS OMEGA HEALTHCARE<br>INVESTORS<br>DUE 02/14/02<br>EXP 02/14/2002<br>EXPIRED RIGHTS | ( 1,162) | | |
| | | | **TOTAL** | | | |

Top

### CHRONOLOGICAL RECAP OF ABOVE MONTHLY ACTIVITY

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT | BALANCE |
|---|---|---|---|---|---|---|---|---|
| | | | **OPENING BALANCE** | | | | | 0.00 |
| CASH | 02/20 | DEP | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>FUNDS PURCHASED | 13,309.84 | | 13,309.84 | | ( 13,309.84) |
| CASH | 02/20 | SOLD | SHOPKO STORES INC<br>PART OF 1000 SHR | ( 500) | 13.3000 | | 6,642.45 | ( 6,667.39) |
| CASH | 02/20 | SOLD | SHOPKO STORES INC<br>PART OF 1000 SHR | ( 500) | 13.3500 | | 6,667.39 | 0.00 |
| CASH | 02/26 | EXER | RTS OMEGA HEALTHCARE<br>INVESTORS<br>DUE 02/14/02<br>EXP 02/14/2002<br>EXPIRED RIGHTS | ( 1,162) | | | | 0.00 |
| CASH | 02/28 | REIN | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>MONTHLY INTEREST REINVESTED | 2.30 | | 2.30 | | ( 2.30) |
| CASH | 02/28 | INT | TD WATERHOUSE BANK MONEY | | | | 2.30 | 0.00 |

portfolio value summary | portfolio positions long | income and expense summary | monthly activity summary | securities purchased and sold | dividend and interest activity | money market activity | chronological recap of above monthly activity | important legal information

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

# ACCOUNT STATEMENT

| ACCOUNT NO. | LAST STATEMENT | PERIOD ENDING |
|---|---|---|
| 420-92515-1-3 | 02/28/2002 | 03/28/2002 |

MARK LATHAM
IRA
TD WATERHOUSE BANK CUSTODIAN
268 BUSH ST #3934
SAN FRANCISCO CA 94104-3503

BRANCH INFORMATION

400 MONTGOMERY STREET
SUITE 100
SAN FRANCISCO, CA 94104

CUSTOMER SERVICE: (800) 934-4448

## PORTFOLIO VALUE SUMMARY

Top

ASSET ALLOCATION

| | THIS PERIOD | % | LAST PERIOD | % |
|---|---|---|---|---|
| MONEY MARKET ACCT - FDIC | $803.86 | .8 | $ 14,602.74 | 17.6 |
| MONEY MARKET FUND | | | | |
| STOCKS | 96,120.00 | 99.2 | 68,501.00 | 82.4 |
| FIXED INCOME | | | | |
| OPTIONS | | | | |
| MUTUAL FUNDS | | | | |
| UNIT INVESTMENT TRUSTS | | | | |
| TOTAL PORTFOLIO VALUE | $96,923.86 | 100.0 | $83,103.74 | 100.0 |

## PORTFOLIO POSITIONS LONG

Top

| ACCT | QUANTITY | DESCRIPTION | SYMBOL | MARKET PRICE | MARKET VALUE | PORT PCT | DIV OR INT % | EST. ANNUAL INCOME |
|---|---|---|---|---|---|---|---|---|
| | | **CASH & CASH EQUIVALENTS** | | | | | | |
| CASH | 803.86 | TD WATERHOUSE BANK MONEY MARKET ACCOUNT | | 1.000 | 803.86 | 0.8 | 0.70 | 6 |
| | | **STOCKS** | | | | | | |
| CASH | 5,000 | ANC RENTAL CORP | ANCXQ | 0.200 | 1,000.00 | 1.0 | | |
| CASH | 500 | CLEVELAND CLIFFS INC | CLF | 22.000 | 11,000.00 | 11.3 | | |
| CASH | 1,200 | DAVE & BUSTERS INC | DAB | 10.400 | 12,480.00 | 12.9 | | |
| CASH | 1,000 | FRIEDMANS INC-CL A | FRDM | 10.750 | 10,750.00 | 11.1 | 0.08 | 80 |
| CASH | 2,500 | OMEGA HEALTHCARE INVESTORS INC | OHI | 5.250 | 13,125.00 | 13.5 | | |
| CASH | 2,500 | PETROLEUM GEO-SERVICES ASA SPONSORED ADR REPSTG 1 ORD SH | PGO | 6.510 | 16,275.00 | 16.8 | | |
| CASH | 1,300 | USEC INC | USU | 6.400 | 8,320.00 | 8.6 | 0.55 | 715 |
| CASH | 1,400 | VISTEON CORP | VC | 16.550 | 23,170.00 | 24.0 | 0.24 | 336 |
| | | **TOTAL - STOCKS** | | | 96,120.00 | 99.2 | | 1,131 |
| | | **TOTAL ACCOUNT** | | | 96,923.86 | 100.0 | | 1,137 |

## INCOME AND EXPENSE SUMMARY

Top

| | This Period | Year-To-Date |
|---|---|---|
| MONEY MARKET INTEREST | $3.32 | $8.09 |
| DIVIDENDS | 262.75 | 262.75 |
| NON-TAXABLE DIVIDENDS | | |
| BOND INTEREST | | |

| | This Period | Year-To-Date |
|---|---|---|
| MARGIN INTEREST PAID | | |
| DIVIDENDS CHARGED | | |
| ACCRUED INT ON PURCHASES | | |

## MONTHLY ACTIVITY - INFORMATION TO BALANCE YOUR ACCOUNT

| Top | MONTHLY ACTIVITY SUMMARY | | |
|---|---|---|---|
| **DEBITS** | | **CREDITS** | |
| SECURITIES PURCHASED | $ 14,064.95 | SECURITIES SOLD | $ 0.00 |
| DIVIDEND/INTEREST CHARGED | 0.00 | DIVIDEND/INTEREST INCOME | 266.07 |
| MONEY MARKET DEPOSITS | 266.07 | MONEY MARKET WITHDRAWALS | 14,064.95 |
| **TOTAL DEBITS** | $14,331.02 | **TOTAL CREDITS** | $14,331.02 |

**OPENING BALANCE $0.00 + NET ACTIVITY $0.00 = CLOSING BALANCE BROKERAGE ACCOUNT $0.00**

## MONTHLY ACTIVITY BY ABOVE CATEGORY

Top

### SECURITIES PURCHASED AND SOLD

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT |
|---|---|---|---|---|---|---|---|
| CASH | 03/11 | BOUGHT | PETROLEUM GEO-SERVICES ASA SPONSORED ADR REPSTG 1 ORD SH | 2,500 | 5.6200 | 14,064.95 | |
| | | | **TOTAL** | | | 14,064.95 | |

Top

### DIVIDEND AND INTEREST ACTIVITY

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | DEBIT | CREDIT |
|---|---|---|---|---|---|---|
| CASH | 03/15 | DIVIDEND | USEC INC CASH DIV ON 1300 SHS REC 02/22/02 PAY 03/15/02 | | | 178.75 |
| CASH | 03/15 | DIVIDEND | VISTEON CORP CASH DIV ON 1400 SHS REC 03/01/02 PAY 03/15/02 | | | 84.00 |
| CASH | 03/28 | INTEREST | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST | | | 3.32 |
| | | | **TOTAL** | | | 266.07 |

Top

### MONEY MARKET ACTIVITY

| DATE | ENTRY | DESCRIPTION | AMOUNT | BALANCE |
|---|---|---|---|---|
| | | **OPENING BALANCE MONEY MARKET ACCT - FDIC** | | 14,602.74 |
| 03/11 | WITHDRAWAL | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS REDEEMED | ( 14,064.95) | 537.79 |
| 03/15 | DEPOSIT | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS PURCHASED | 262.75 | 800.54 |
| 03/28 | REINVEST | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST REINVESTED | 3.32 | 803.86 |
| | | **CLOSING BALANCE MONEY MARKET ACCT - FDIC** | | 803.86 |

Top

### CHRONOLOGICAL RECAP OF ABOVE MONTHLY ACTIVITY

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT | BALANCE |
|---|---|---|---|---|---|---|---|---|
| | | | **OPENING BALANCE** | | | | | 0.00 |
| CASH | 03/11 | WDRL | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS REDEEMED | ( 14,064.95) | | | 14,064.95 | 14,064.95 |
| CASH | 03/11 | BGHT | PETROLEUM GEO-SERVICES ASA SPONSORED ADR REPSTG 1 ORD SH | 2,500 | 5.6200 | 14,064.95 | | 0.00 |
| CASH | 03/15 | DEP | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS PURCHASED | 262.75 | | 262.75 | | ( 262.75) |
| CASH | 03/15 | DIV | USEC INC CASH DIV ON 1300 SHS REC 02/22/02 PAY 03/15/02 | | 0.1375 | | 178.75 | ( 84.00) |
| CASH | 03/15 | DIV | VISTEON CORP CASH DIV ON 1400 SHS REC 03/01/02 PAY 03/15/02 | | 0.0600 | | 84.00 | 0.00 |
| CASH | 03/28 | REIN | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST REINVESTED | 3.32 | | 3.32 | | ( 3.32) |
| CASH | 03/28 | INT | TD WATERHOUSE BANK MONEY MARKET ACCOUNT | | | | 3.32 | 0.00 |

portfolio value summary | portfolio positions long | income and expense summary | retirement account information | monthly activity summary | securities purchased and sold | dividend and interest activity | money market activity | other debit and credit activity | chronological recap of above monthly activity | important legal information

TD WATERHOUSE

**TD Waterhouse Investor Services, Inc.**
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

# ACCOUNT STATEMENT

| ACCOUNT NO. | LAST STATEMENT | PERIOD ENDING |
|---|---|---|
| **420-92515-1-3** | **03/28/2002** | **04/30/2002** |

MARK LATHAM
IRA
TD WATERHOUSE BANK CUSTODIAN
268 BUSH ST #3934
SAN FRANCISCO CA 94104-3503

BRANCH INFORMATION

400 MONTGOMERY STREET
SUITE 100
SAN FRANCISCO, CA 94104

CUSTOMER SERVICE: (800) 934-4448

Top **PORTFOLIO VALUE SUMMARY**

**ASSET ALLOCATION**

April 30, 2002


MM FDIC

| | THIS PERIOD | % | LAST PERIOD | % |
|---|---|---|---|---|
| MONEY MARKET ACCT - FDIC | $0.72 | 100.0 | $ 803.86 | .8 |
| MONEY MARKET FUND | | | | |
| STOCKS | 0.00 | | 96,120.00 | 99.2 |
| FIXED INCOME | | | | |
| OPTIONS | | | | |
| MUTUAL FUNDS | | | | |
| UNIT INVESTMENT TRUSTS | | | | |
| TOTAL PORTFOLIO VALUE | $0.72 | 100.0 | $96,923.86 | 100.0 |

Top **PORTFOLIO POSITIONS LONG**

| ACCT | QUANTITY | DESCRIPTION | SYMBOL | MARKET PRICE | MARKET VALUE | PORT PCT | DIV OR INT % | EST. ANNUAL INCOME |
|---|---|---|---|---|---|---|---|---|
| CASH | .72 | **CASH & CASH EQUIVALENTS** TD WATERHOUSE BANK MONEY MARKET ACCOUNT | | 1.000 | 0.72 | 100.0 | 0.70 | |
| | | **TOTAL ACCOUNT** | | | 0.72 | 100.0 | | 0 |

Top **INCOME AND EXPENSE SUMMARY**

| | This Period | Year-To-Date |
|---|---|---|
| MONEY MARKET INTEREST | $0.72 | $8.81 |
| DIVIDENDS | 20.00 | 282.75 |
| NON-TAXABLE DIVIDENDS | | |
| BOND INTEREST | | |

| | This Period | Year-To-Date |
|---|---|---|
| MARGIN INTEREST PAID | | |
| DIVIDENDS CHARGED | | |
| ACCRUED INT ON PURCHASES | | |

Top **RETIREMENT ACCOUNT INFORMATION**

| ***DESCRIPTION*** | ***AMOUNT*** | ***DESCRIPTION*** | ***AMOUNT*** |
|---|---|---|---|
| PREMATURE DIST. EXCEPT. - LUMP | 100,502.51 | | |

## MONTHLY ACTIVITY - INFORMATION TO BALANCE YOUR ACCOUNT

| Top | MONTHLY ACTIVITY SUMMARY | | |
|---|---|---|---|
| **DEBITS** | | **CREDITS** | |
| SECURITIES PURCHASED | $ 14,766.95 | SECURITIES SOLD | $ 14,606.60 |
| DIVIDEND/INTEREST CHARGED | 0.00 | DIVIDEND/INTEREST INCOME | 20.72 |
| MONEY MARKET DEPOSITS | 14,627.32 | MONEY MARKET WITHDRAWALS | 14,766.95 |
| **TOTAL DEBITS** | $29,394.27 | **TOTAL CREDITS** | $29,394.27 |
| **OPENING BALANCE $0.00 + NET ACTIVITY $0.00 = CLOSING BALANCE BROKERAGE ACCOUNT $0.00** | | | |

## MONTHLY ACTIVITY BY ABOVE CATEGORY

**SECURITIES PURCHASED AND SOLD**

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT |
|---|---|---|---|---|---|---|---|
| CASH | 04/22 | SOLD | OMEGA HEALTHCARE INVESTORS INC | ( 2,500) | 5.8500 | | 14,606.60 |
| CASH | 04/23 | BOUGHT | SIERRA PACIFIC RESOURCES NEW AS OF 04/18/02 | 1,600 | 9.2200 | 14,766.95 | |
| | | | **TOTAL** | | | 14,766.95 | 14,606.60 |

**DIVIDEND AND INTEREST ACTIVITY**

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | DEBIT | CREDIT |
|---|---|---|---|---|---|---|
| CASH | 04/15 | DIVIDEND | FRIEDMANS INC-CL A CASH DIV ON 1000 SHS REC 03/29/02 PAY 04/15/02 | | | 20.00 |
| CASH | 04/30 | INTEREST | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST | | | 0.72 |
| | | | **TOTAL** | | | 20.72 |

**MONEY MARKET ACTIVITY**

| DATE | ENTRY | DESCRIPTION | AMOUNT | BALANCE |
|---|---|---|---|---|
| | | **OPENING BALANCE MONEY MARKET ACCT - FDIC** | | 803.86 |
| 04/15 | DEPOSIT | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS PURCHASED | 20.00 | 823.86 |
| 04/22 | DEPOSIT | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS PURCHASED | 14,606.60 | 15,430.46 |
| 04/23 | WITHDRAWAL | TD WATERHOUSE BANK MONEY MARKET ACCOUNT FUNDS REDEEMED | ( 14,766.95) | 663.51 |
| 04/30 | REINVEST | TD WATERHOUSE BANK MONEY MARKET ACCOUNT MONTHLY INTEREST REINVESTED | 0.72 | 664.23 |
| 04/30 | WITHDRAWAL | TD WATERHOUSE BANK MONEY MARKET ACCOUNT TRANSFER TO ACCT 420-96074-1 | ( 663.51) | 0.72 |
| | | **CLOSING BALANCE MONEY MARKET ACCT - FDIC** | | 0.72 |

**OTHER DEBIT AND CREDIT ACTIVITY**

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | DEBIT | CREDIT |
|---|---|---|---|---|---|---|
| CASH | 04/30 | IRA | ANC RENTAL CORP TRANSFER TO ACCT 420-96074-1 | ( 5,000) | | |
| CASH | 04/30 | IRA | CLEVELAND CLIFFS INC TRANSFER TO ACCT 420-96074-1 | ( 500) | | |
| CASH | 04/30 | IRA | DAVE & BUSTERS INC TRANSFER TO ACCT 420-96074-1 | ( 1,200) | | |
| CASH | 04/30 | IRA | FRIEDMANS INC-CL A TRANSFER TO ACCT 420-96074-1 | ( 1,000) | | |
| CASH | 04/30 | IRA | PETROLEUM GEO-SERVICES ASA SPONSORED ADR REPSTG 1 ORD SH TRANSFER TO ACCT 420-96074-1 | ( 2,500) | | |
| CASH | 04/30 | IRA | SIERRA PACIFIC RESOURCES NEW TRANSFER TO ACCT 420-96074-1 | ( 1,600) | | |
| CASH | 04/30 | IRA | USEC INC | ( 1,300) | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | TRANSFER TO ACCT 420-96074-1 | | | |
| CASH | 04/30 | IRA | VISTEON CORP<br>TRANSFER TO ACCT 420-96074-1 | ( 1,400) | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>TD WATERHOUSE BAN PR 1.0000 | 663.510 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>ANC RENTAL CORP PR 0.5400 | 2,700 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>CLEVELAND CLIFFS PR 27.0500 | 13,525 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>DAVE & BUSTERS IN PR 10.4300 | 12,516 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>FRIEDMANS INC-CL PR 13.2200 | 13,220 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>PETROLEUM GEO- PR 6.4000 | 16,000 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>SIERRA PACIFIC RE PR 7.3100 | 11,696 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>USEC INC PR 6.6000 | 8,580 | | |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>VISTEON CORP PR 15.4300 | 21,602 | | |
| | | | **TOTAL** | | | |

Top

## CHRONOLOGICAL RECAP OF ABOVE MONTHLY ACTIVITY

| ACCT | DATE | ENTRY | DESCRIPTION | QUANTITY | PRICE | DEBIT | CREDIT | BALANCE |
|---|---|---|---|---|---|---|---|---|
| | | | **OPENING BALANCE** | | | | | 0.00 |
| CASH | 04/15 | DEP | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>FUNDS PURCHASED | 20.00 | | 20.00 | | ( 20.00) |
| CASH | 04/15 | DIV | FRIEDMANS INC-CL A<br>CASH DIV ON 1000 SHS<br>REC 03/29/02 PAY 04/15/02 | | 0.0200 | | 20.00 | 0.00 |
| CASH | 04/22 | DEP | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>FUNDS PURCHASED | 14,606.60 | | 14,606.60 | | ( 14,606.60) |
| CASH | 04/22 | SOLD | OMEGA HEALTHCARE INVESTORS INC | ( 2,500) | 5.8500 | | 14,606.60 | 0.00 |
| CASH | 04/23 | WDRL | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>FUNDS REDEEMED | ( 14,766.95) | | | 14,766.95 | 14,766.95 |
| CASH | 04/23 | BGHT | SIERRA PACIFIC RESOURCES NEW<br>AS OF 04/18/02 | 1,600 | 9.2200 | 14,766.95 | | 0.00 |
| CASH | 04/30 | REIN | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>MONTHLY INTEREST REINVESTED | .72 | | 0.72 | | ( 0.72) |
| CASH | 04/30 | WDRL | TD WATERHOUSE BANK<br>MONEY MARKET ACCOUNT<br>TRANSFER TO ACCT 420-96074-1 | ( 663.51) | | | | ( 0.72) |
| CASH | 04/30 | IRA | ANC RENTAL CORP<br>TRANSFER TO ACCT 420-96074-1 | ( 5,000) | | | | ( 0.72) |
| CASH | 04/30 | IRA | CLEVELAND CLIFFS INC<br>TRANSFER TO ACCT 420-96074-1 | ( 500) | | | | ( 0.72) |
| CASH | 04/30 | IRA | DAVE & BUSTERS INC<br>TRANSFER TO ACCT 420-96074-1 | ( 1,200) | | | | ( 0.72) |
| CASH | 04/30 | IRA | FRIEDMANS INC-CL A<br>TRANSFER TO ACCT 420-96074-1 | ( 1,000) | | | | ( 0.72) |
| CASH | 04/30 | IRA | PETROLEUM GEO-SERVICES ASA<br>SPONSORED ADR REPSTG 1 ORD SH<br>TRANSFER TO ACCT 420-96074-1 | ( 2,500) | | | | ( 0.72) |
| CASH | 04/30 | IRA | SIERRA PACIFIC RESOURCES NEW<br>TRANSFER TO ACCT 420-96074-1 | ( 1,600) | | | | ( 0.72) |
| CASH | 04/30 | IRA | USEC INC<br>TRANSFER TO ACCT 420-96074-1 | ( 1,300) | | | | ( 0.72) |
| CASH | 04/30 | IRA | VISTEON CORP<br>TRANSFER TO ACCT 420-96074-1 | ( 1,400) | | | | ( 0.72) |
| CASH | 04/30 | INT | TD WATERHOUSE BANK MONEY<br>MARKET ACCOUNT<br>MONTHLY INTEREST | | | | 0.72 | 0.00 |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>TD WATERHOUSE BAN PR 1.0000 | 663.510 | | | | 0.00 |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>ANC RENTAL CORP PR 0.5400 | 2,700 | | | | 0.00 |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>CLEVELAND CLIFFS PR 27.0500 | 13,525 | | | | 0.00 |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>DAVE & BUSTERS IN PR 10.4300 | 12,516 | | | | 0.00 |
| CASH | 04/30 | IRA | PREMATURE DIST. EXCEPTION-LUMP<br>FRIEDMANS INC-CL PR 13.2200 | 13,220 | | | | 0.00 |

USEC
A Global Energy Company

RECEIVED
2002 JUN 21 AM 9:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 28, 2002

RECD S.E.C.
JUN 20 2002
1086

VIA FACSIMILE
AND FEDERAL EXPRESS

Mark Latham, Ph.D.
The Corporate Monitoring Project
268 Bush Street #3943
San Francisco, CA 94104

Dear Dr. Latham:

This letter acknowledges receipt by USEC Inc. of your letter dated May 15, 2002 submitting a shareholder proposal (the "Proposal") for inclusion in the Company's 2002 proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

I am writing to notify you that your submission of the Proposal does not comply with Rule 14a-8(b). Specifically, Rule 14a-8(b)(2) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must either be on record as a shareholder of the Company or furnish the Company a written statement from the record holder affirmatively verifying that you have held the Company's securities for the applicable one year period. According to the Company's records, you are not a record holder of its stock. The Securities and Exchange Commission has indicated that submitting brokerage account statements, as you have done, does not alone amount to an affirmative written statement from the record holder sufficient to meet the requirements of Rule 14a-8(b)(2)(i). Thus, the Proposal is procedurally deficient.

You may correct this deficiency by providing the Company, within 14 calendar days of your receipt of this letter, the written statements required by Rule 14a-8(b)(2)(i) as described above, which you should be able to obtain from your broker.

If within the required 14 calendar day period, you do not furnish such written statements to the Company, the Company will be entitled, under Rule 14a-8(f)(1), to omit the Proposal from its 2002 proxy statement.

USEC Inc.
6903 Rockledge Drive, Bethesda, MD 20817-1818
Telephone 301-564-3200 Fax 301-564-3201 http://www.usec.com

Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the Proposal to be omitted from the 2002 proxy statement.

Sincerely,

Michelle Rhodd

Michelle Rhodd
Assistant Secretary

**Mark Latham, Ph.D.**
**The Corporate Monitoring Project**
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be travelling.
Voicemail & fax: (415) 680-1521
Web: www.corpmon.com
Postal: 268 Bush Street #3934, San Francisco, CA 94104, USA

June 3, 2002

RECEIVED JUN 0 5 2002

RECEIVED
2002 JUN 21 AM 9:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ms. Michelle Rhodd
Assistant Secretary
USEC Inc.
6903 Rockledge Drive
Bethesda, MD 20817
Phone: (301) 564-3200
By Fedex

RE: My shareowner proposal

Dear Ms. Rhodd:

Thank you for your fax and fedex of May 28, and your phone message. To comply with SEC Rule 14a-8(b)(2), I am enclosing letters from my brokers Datek and TD Waterhouse, confirming that I have owned at least $2000 worth of USEC stock continuously for at least one year as of May 15 when I submitted the proposal.

Sincerely,

Mark Latham

DATEK ONLINE FINANCIAL SERVICES LLC

May 15, 2002

To whom it may concern

This is to confirm that Mark Latham made the following transactions in USEC Inc. (ticker USU) stock in his Datek account, holding aggregate positions as shown. This shows all his USEC Inc. transactions and positions at Datek from May 2001 until today.

| Date | Account Number | Shares Bought / (Sold) Date | Aggregate share Position at close of Date |
|---|---|---|---|
| 5/9/2001 | 793-4219 | 900 | 900 |
| 6/28/2001 | 793-4219 | 1500 | 2400 |
| 9/21/2001 | 793-4219 | (2400) | 0 |
| 2/21/2002 | 619-0422 | 2000 | 2000 |
| 3/6/2002 | 619-0422 | 1500 | 3500 |
| 4/30/02 | 793-4219 | 1400 | 4900 * |

*Represents total amount of shares held in account 793-4219 and 619-0422

Sincerely,

Chris Russell

Chris Russell
Assistant Manager - Elite Department
Datek Online Financial Services LLC

800.823.2835 www.datek.com

70 HUDSON STREET
JERSEY CITY, NJ 07302

TD WATERHOUSE

4075 Sorrento Valley Blvd.
San Diego, CA 92121

June 3, 2002

Mark Latham
Roth IRA Conversion
TD Waterhouse Bank Custodian
268 Bush Street #3934
San Francisco, CA 94104

Re: Account # 420-96074
File # 7635260

To Whom It May Concern:

This is to confirm that Mr. Mark Latham purchased 1,300 shares of USEC Inc in his TD Waterhouse traditional IRA account on 8/17/01. He held those shares continuously in that account until 4/30/02, when they were converted to a Roth IRA account at TD Waterhouse. He has held those shares continuously in that Roth IRA account from 4/30/02 until today.

Please call me at 1-800-934-4448 ext. 81651 if you have any questions regarding this matter.

Thank you,

Todd Iacometti

Todd Iacometti
Research & Resolution
San Diego

**Mark Latham, Ph.D.**
**The Corporate Monitoring Project**
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be travelling.
Voicemail & fax: (415) 680-1521
Web: www.corpmon.com
[Postal: 268 Bush Street #3934, San Francisco, CA 94104, USA]



July 10, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Phone: (202) 942-2900
By Fedex

**RE: My shareowner proposal to USEC Inc.**

Ladies and Gentlemen:

I am writing in response to the June 20, 2002 letter (the "USEC Letter") submitted to the Commission by Mr. Timothy B. Hansen on behalf of USEC Inc. ("USEC" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2002 annual meeting a shareowner proposal submitted by me.

The USEC Letter claims that I have not provided verification of continuous ownership of the required USEC stock for the period from May 15, 2001 through August 17, 2001. However, such verification was in fact provided in the (attached) Datek letter of May 15, 2002 which I sent to USEC on June 3, 2002.

As shown in the attached copy, the Datek letter specifically states that it shows all my USEC transactions and positions at Datek from May 2001 until May 15, 2002. It is not a periodic investment statement, but rather it is an affirmative written statement covering the continuous period required. The Datek letter shows my USEC position at the close of May 9, 2001 to be 900 shares, unchanged until June 28, 2001 when I bought 1500 for a close-of-day position of 2400 shares, then unchanged until September 21, 2001 when I sold those shares. The fact that those positions were unchanged during those two interim periods is verified by Datek's statement that all my transactions and positions are shown.

Thus the May 15, 2002 Datek letter specifically verifies that I held at least 900 shares of USEC stock continuously from May 9, 2001 until September 21, 2001, satisfying the requirements of Rule 14a-8(b) in combination with my USEC holding at TD Waterhouse as noted in the USEC Letter.

I am also sending a copy of this letter to Mr. Hansen at USEC, Inc., and would like to reiterate my request that any correspondence to me on this matter be sent by fax or email. I may be travelling, and this will keep the correspondence and my replies timely, which is important in the face of scheduling USEC's proxy mailing. The same request in my June 3 letter was not honored in Mr. Hansen's June 20 letter, resulting in some delay in this response.

Sincerely,

Mark Latham

cc: Mr. Timothy B. Hansen

DATEK ONLINE FINANCIAL SERVICES LLC

May 15, 2002

To whom it may concern

This is to confirm that Mark Latham made the following transactions in USEC Inc. (ticker USU) stock in his Datek account, holding aggregate positions as shown. This shows all his USEC Inc. transactions and positions at Datek from May 2001 until today.

| Date | Account Number | Shares Bought / (Sold) Date | Aggregate share Position at close of Date |
|---|---|---|---|
| 5/9/2001 | 793-4219 | 900 | 900 |
| 6/28/2001 | 793-4219 | 1500 | 2400 |
| 9/21/2001 | 793-4219 | (2400) | 0 |
| 2/21/2002 | 619-0422 | 2000 | 2000 |
| 3/6/2002 | 619-0422 | 1500 | 3500 |
| 4/30/02 | 793-4219 | 1400 | 4900 * |

*Represents total amount of shares held in account 793-4219 and 619-0422

Sincerely,

Chris Russell

Chris Russell
Assistant Manager - Elite Department
Datek Online Financial Services LLC

(TEL) 800.823.2835 (WEB) www.datek.com

70 HUDSON STREET
JERSEY CITY, NJ 07302
MEMBER NASD/SIPC

USEC
A Global Energy Company

Timothy B. Hansen
*Vice President, Deputy General Counsel
and Secretary*



July 16, 2002

Paula Dubbery
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: USEC Inc. -- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated June 20, 2002 (the "June 20 Letter") pursuant to which USEC Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that a shareholder proposal (the "Proposal") submitted by Mark Latham (the "Proponent") may properly be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

This letter is being submitted in response to a letter dated July 10, 2002 submitted to the Staff by the Proponent.

The Proponent's argument is based solely on a letter from Datek Online Financial Services LLC ("Datek") dated May 15, 2002 (the "Datek Letter"). The Datek Letter is not a new document. It was previously furnished by the Proponent to the Company, and was discussed in, and appended to, my June 20 Letter to the Staff.

As discussed in the June 20 Letter, and contrary to the Proponent's assertion, the Datek Letter does not satisfy the clear requirements of Rule 14a-8(b)(2)(i), as it does not constitute a verification by the record owner that the shares were held continuously by the Proponent during the applicable period. The Datek Letter simply shows the number of shares bought or sold by the Proponent on six specified dates, and the aggregate number of shares held in the Proponent's Datek account on each such date. There is no way to determine from the Datek Letter whether, for example, the Proponent moved shares from his Datek account into his own name and then

USEC Inc.
6903 Rockledge Drive, Bethesda, MD 20817-1818
Telephone 301-564-3200 Fax 301-564-3201 http://www.usec.com

transferred different shares back into his Datek account at a subsequent date. Put simply, the Datek Letter stops short of the required verification of continuous ownership.

Rule 14a-8(b)(2)(i) is designed to avoid the need to speculate as to whether a proponent, who does not hold his shares of record, did or did not hold sufficient shares continuously throughout the applicable period. The Staff's position is set forth in Section C.1.c.(2) of the Division of Corporation Finance, Staff Legal Bulletin No. 14, where it is clearly stated "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (emphasis in original) No such specific verification was provided by Datek.

The Proponent was well aware of the requirements of Rule 14a-8(b)(2)(i). In accordance with Rule 14a-8(f), the Company informed the Proponent of such requirements by letter dated May 28, 2002. A copy of such letter previously was furnished by the Company to the Staff. The Proponent had every opportunity to comply with Rule 14a-8(b)(2)(i), but he did not.

For the reasons set forth above and in the June 20 Letter, the Company believes the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(b) and Rule 14a-(f).

In the event the Staff has any questions or comments concerning the subject matter of this letter, please call the undersigned at (301) 564-3327.

Very truly yours,

Timothy Hansen

Timothy B. Hansen
Vice President, Deputy General
Counsel and Secretary

cc: Dr. Mark Latham

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: USEC Inc.
Incoming letter dated June 20, 2002

The proposal relates to shareholder advisory firms.

There appears to be some basis for your view that USEC may exclude the proposal under rule 14a-8(f). We note that the proponent has not provided a statement from the record holder sufficiently evidencing continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least the one year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if USEC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel